August 28, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 20549-6050
Washington, D.C. 20549
Attention: Peggy A. Fisher and Tim Buchmiller

Re:	PureDepth, Inc. Registration Statement on Form SB-2
File No. 333-134571

Ladies and Gentlemen:

On behalf of PureDepth, Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to comments No. 1 through 28 of the Staff of the Securities and Exchange Commission (the “SEC”) contained in the SEC’s letter to the Company dated December 27, 2006 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 ( “Amendment No.1”) to the Registration Statement on Form SB-2  filed December 1, 2006 (the “Registration Statement”).  For your convenience in review, we have repeated each of the SEC’s comments below, prior to the Company’s response.

Simultaneously with the filing of this letter, the Company has filed an Amendment No. 2 (“Amendment No. 2”) with the SEC in order to respond to the SEC comments contained in the Comment Letter.  Page references in this letter are to page numbers in Amendment No. 2.

In addition to responding to the Staff’s comments, the Company advises the Staff that in Amendment No. 2, the Company has updated its disclosures and, among other things, included audited financial statements as of and for the fiscal years ended January 31, 2006 and January 31, 2007 (the “Audited Financials”) and unaudited financial statements as of and for the three months ended April 30, 3007 (the “Interim Financials”).  The unaudited financial statements as of and for the six months ended July 31, 2007 are no longer included in the Registration Statement.

Form SB-2

General

1.
It appears that you intend your registration statement to cover the resale of securities that are being offered by affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C.  Under that rule, “equity securities” offered by or on behalf of the registrant cannot be sold as an “at the market offering” unless the offering comes within paragraph (a)(l)(x) of Rule 415. Your offering does not appear to meet that requirement. As such:

•           Please revise your registration statement to price the common stock offered for resale by affiliates and disclose that those parties will conduct their offering at the fixed price for the duration of their offering. The prospectus should make clear that those persons are underwriters of the securities they are offering; and

•          Because the offering of the shares of common stock underlying the warrants may not be done on a delayed or continuous basis under Rule 415(a)(l)(x), you may not file a resale registration statement related to the offering of those shares until the selling shareholders have acquired those shares. At that time, you may register the resale transaction if the offering is registered on a form on which you are eligible to register the transaction as a primary offering, the investors are identified as selling shareholders and as underwriters and you include the price at which the underwriters will sell the securities.

In response to the SEC’s comment, please refer to the Company’s letter to the SEC dated August 3, 2007 (the “Letter”).  In addition, the Company would like to supplement its response set forth in the Letter as to the status of Vision Opportunity Master Fund, Ltd. (“Vision”) as an affiliate of the Company. The Company does not believe Vision is an affiliate of the Company. While Vision does own more than 12% of the outstanding voting securities of the Company, its power to control or direct the Company is severely limited due to the fact that K One W One Limited beneficially owns approximately 54% of the securities of the Company, including 36,664,355 shares of outstanding common stock and 884,349 shares of common stock issuable upon exercise of warrants. Consequently, Vision has no power to elect a director of the Company or take actions as a stockholder to direct the Company. Because of this fact, Vision does not appear to meet the definition of an affiliate.

License of Intellectual Property from the BASS Group, page 24

2.	Please tell us how the payments due to the BASS Group for the right to use theintellectual property are reflected in the financial statements.

The remaining payments due to the Bass Group are shown as a Note Payable on the Consolidated Balance Sheets included with the Audited Financials and the Interim Financials.  As more fully explained in Description of Business, Intellectual Properties, page 30 and Note 1 – Summary of Significant Accounting Policies, page F-10 and Note 7 – Note Payable, page F-19 to the Audited Financials, the initial amount of the Note Payable and the carrying value of the related intellectual property were valued by the Company’s predecessor entity at the present value of the expected future cash flows to be paid to the Bass Group, discounted at an annual rate of 10%. The Note Payable and the related intellectual property were transferred to the Company at the predecessor entity’s carrying value as part of the reorganization described in Note 2 – Company Restructuring, page F-16 to the Audited Financials.  At January 31, 2007, $119,527 of the total amount remaining to be paid, net of imputed interest is shown as Current Portion – Note Payable and the balance as Note Payable in the amount of $435,197.

Securitv Ownership of Certain Beneficial Owners and Management, page 31

3.	Please identify the natural persons who beneficially own the shares held by each of the entities named in your principal stockholders table.

The Company has revised the Registration Statement in the footnotes to the Selling Stockholder table on page 48 in response to the SEC’s comment.

Selling Stockholders, page 36

4.
In accordance with Item 507 of Regulation S-B, please indicate the amount and (if one percent or more) the percentage of the class to be owned by each selling stockholderafter the offering is complete.

The Company has revised the Registration Statement on pages 45 to 47 in response to the SEC’s comment.

5.	Please identify the natural person(s) with voting or investment power over the shares held by each selling stockholder.

The Company has revised the Registration Statement in the footnotes to the Selling Stockholder table on page 48 in response to the SEC’s comment.  Please note that the information provided is to the best of the Company’s current knowledge, and will be updated as and if additional information regarding beneficial ownership is obtained.

6.
Please tell us whether any selling securityholder is a broker-dealer or an affiliate of a broker-dealer.  If a selling securityholder is a broker-dealer, it must be identified as anunderwriter with respect to the securities that it is offering for resale unless those securities were received as compensation for underwriting activities.  If a selling securityholder is an affiliate of a broker-dealer, it must be identified as an underwriter with respect to the securities it is offering for resale unless that selling securityholder is able to make the following representation in the prospectus:

•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold, the seller had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

The Company supplementally advises the Staff that it believes that except for the below selling securityholders none of the securityholders are broker-dealers or affiliates of broker-dealers.  Please note that the information provided is to the best of the Company's current knowledge, and will be updated as and if additional information regarding broker-dealers is obtained.

The following selling securityholders have indicated they are affiliates of a broker-dealer and represented that they have acquired their securities in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities at the same time the securities were originally purchased:

Portside Growth and Opportunity Fund
LAM Opportunity Fun, Ltd
Daniel S. and Patrice M. Perkins JT wros
Piper Jaffray as custodian FBO Mark L. Beese IRA
Chris Wrolstad
Lewis Opportunity Fund, LLP

Financial Statements

General

7.
Please revise to remove the prior audit report dated May 30, 2006 that disclaimed anopinion on the financial statements from inception since this could be confusing toinvestors. In addition, remove the paragraph that references this audit report from the updated audit report dated October 9, 2006.

The audit reports dated May 30, 2006 and October 9, 2006 are not included in Amendment No. 2, which revises the Registration Statement to include the Audited Financials and a related audit report dated May 27, 2006.  The disclaimer of opinion referenced in the SEC’s comment has not been included in the audit report dated May 27, 2006.

8.	Please update the financial statements as required by Item 310(g) of Regulation S-B.

The Company has revised the Registration Statement to include the Audited Financials and the Interim Financials with Amendment No. 2.

9.	Please include updated accountants' consents with any amendment to the filing.

An updated consent is being filed with Amendment No. 2 as Exhibit 23.1.

Consolidated Statements Of Operations, page F-3

10.	Please revise to disclose the inception to date period on the consolidated statements of operations on page F-3.

The Company acknowledges the SEC’s comment, but respectfully submits that the Company is no longer required to include inception to date disclosure in its Audited Financial Statements because the Company is no longer a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7 Accounting and Reporting by Development Stage Enterprises.

Note 1 - The Company - Description of Business, page F-7

11.
Please revise to remove the discussion of the substantial differences between accounting principles generally accepted in New Zealand and accounting principles generally accepted in the United States, including the discussion that management prepared adjustments they believe necessary to conform to accounting principles generally accepted in the United States. Your disclosure should clearly indicate that these financials are prepared in accordance with U.S. GAAP.

The Company has addressed the SEC’s comment in Note 1 to the Audited Financials on page F-10.

Note 1 - Revenue Recognition, page F-8

12.
Please tell us why grant receipts are included in other income (expense) rather than income (loss) from operations. The specific nature of the significant amounts of deferred revenue at October 31, 2006 and the related accounting treatment should also be disclosed in the updated financial statements.

The Company supplementally advises the Staff that regarding grant receipts, the Company based its exclusion of grant receipts from Revenue based upon FASB Concepts Statements\Original Pronouncements (As Amended) 6: Elements of Financial Statements where, in paragraph 78, revenues are defined as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations.”  The Company believes that its central operation is the commercial sale of licenses for display-related technology.  The grant receipts were peripheral to the Company’s business as they were provided to offset the cost of related research.  The Company had no revenues during this period and was considered a development stage company as defined by SFAS No. 7, as the Company’s planned principal operations had not commenced.

The Company supplementally advises the Staff that regarding the significant amounts of deferred revenue, the specific nature and accounting treatment of these amounts are fully disclosed in Note 1- Summary of Significant Accounting Policies, page F-10 of the Audited Financials. The amounts included in the Consolidated Balance Sheet at April 30, 2007 and January 31, 2007 relate to an advance, non-refundable payment of license fees from International Game Technology, of which $216,346 was recognized as revenue in the fiscal year ended January 31, 2007. The balance shown as Current Portion – Deferred Revenue in the amount of $750,000 and Deferred Revenue – Non-current in the amount of $2,783,654 in the Consolidated Balance Sheet at January 31, 2007 on page F-2, will continue to be earned over the remaining term of the agreement or based on units shipped, whichever is greater.

Note 1 - Intellectual Property, page F-9

Note 4 - Intellectual Property, page F-14

13.
Please revise your accounting policy to clearly indicate the accounting treatment for each of the amounts included in Intellectual Property and to indicate how this complieswith GAAP. Clarify how these assets, including the patents, were acquired and whether they were internally developed or were acquired from external parties. If these were acquired from related entities or affiliates please tell us how they were recorded (e.g. at historical or predecessor cost). Clarify the basis for capitalizing legal fees and maintenance costs. In addition, clearly disclose the components of other acquired intangibles and the related amortization term and indicate the basis for capitalizing these amounts.

The Company has addressed the SEC’s comment in Notes 1 and 5 to the Audited Financials on pages F-10 and F-18

14.	Provide your SFAS 144 analysis that indicates that there was no impairment in the intellectual property amounts at the end of the most recent year.

The Company supplementally advises the Staff that SFAS 144 requires that a company recognize an impairment loss if, and only if, (a) the carrying amount of a long-lived asset is not recoverable from the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, and (b) if the carrying amount exceeds the asset’s Fair Value. Management, together with independent consultants, performed certain procedures including an analysis of the sum of the undiscounted future cash flows expected to be generated from the Company’s use of the technology (the Recoverable Value). The Company then measured the future royalties and licensing fees expected to be generated from ownership of the technology, less any expenses that it expects will generate an income stream (i.e., legal and accounting fees, etc.) and compared this amount to the carrying amount of these assets.  The Company’s analysis only considered projected licensing revenues from existing licensees (i.e., partners that the Company has an existing contractual arrangement with). The Company did not consider any potential partner royalties since any associated revenues were considered to be highly speculative as of the testing dates.

Management and its’ independent consultants determined that as of January 31, 2007 and January 31, 2006, a) the carrying amount of long-lived assets are recoverable from the sum of the undiscounted cash flows and b) the assets’ Fair Value exceeds the carrying value. Since the Recoverable Value of the amounts exceeded the carrying value included in the respective Consolidated Balances Sheets, an impairment loss should not be recognized.

Note 1 – Reclassifications, page F-12

15.
Please revise to provide specific disclosure for each of the significant reclassification adjustments included in the table on page F-12. In addition, please tell us why these do not represent the correction of an error that should be reported in accordance with APB 30 and SFAS 154.

The Company has addressed the SEC’s comment in Note 1 to the Audited Financials on page F-10.

As explained in Note 1- Summary of Significant Accounting Policies and Description of Business, Reclassifications, page F-10 to the Audited Financials, the Company reviewed the classification of its operating expenses and other income items for the period ended January 31, 2006. As a result of the review, certain amounts have been reclassified to conform to the current presentation with the view of improving overall presentation.  The reason for the reclassifications was the reallocation of certain departmental expenses.

The Company supplementally advises the Staff that the majority of these changes were driven by staff classification which was appropriate for a developing company in New Zealand but not necessarily consistent with classifications in the US. Furthermore, the reclassifications were all contained in the operating expense classification of the Consolidated Statement of Operations and the results of the reclassifications did not impact previously reported financial position, cash flows, or results of operations.

Reclassifications are not explicitly dealt with in GAAP. The reclassifications do not represent the correction of an error that should be reported in accordance with APB 30 and SFAS 154 as they did not represent mathematical mistakes, mistakes in applying accounting principles, or oversight or misuse of available facts, or use of unacceptable GAAP. Therefore, management determined the most meaningful presentation was to make the reclassifications to the previously issued financial statements together with the accompanying disclosures.

Note 2 - Company Restructuring, page F-13

16.
Please revise to clarify the accounting for each of the restructuring transactions included in Note 2 and clarify your reference to pooling of interests accounting treatment since this is no longer allowed under SFAS 141.

The Company has addressed the SEC’s comment in Note 2 to the Audited Financials on page F-16.

Note 5 - Related Party Transactions, pages F -15 and F-22

17.
The footnotes should include a discussion of the accounting for the issuance of sharesin exchange for extinguishment of related party notes payable, including the accounting for forgiven accrued interest.

The Company has addressed the SEC’s comment in Note 6 to the Audited Financials on page F-18.

Note 7 - Stockholders' Equity, page F-16

18.
Please revise to disclose the accounting for each of the issuances of options and warrants during the periods. For example, the accounting for the options and warrants discussed on pages 3 and 30 should be clearly disclosed, including a discussion of the estimated fair value at the date of issuance, how this was determined and the compensation recorded from these issuances. The footnotes should c1early indicate the amount of non-cash compensation recorded in the financial statements (on page F-6) and how this amount was determined.

The Company has addressed the SEC’s comment in Note 8 to the Audited Financials on page F-20.

Note 9 - Other Income, page F-2 I

19.
You state that you sold hardware products on a wholesale basis for $4.9 million. Please tell us about the type of products you sold, the significant terms associated with this sale and whether this was to an affiliate or related party. Clarify where the cost of goods sold related to these products is reflected in the financial statements. In addition, tell us where the inventory was reflected in the financial statements prior to the sale. Please tell us why you have included this amount in other income rather than income from operations. Clarify whether you have any additional obligations related to this sale or if there are any return or refund rights or warranties and how this was considered in the amounts recorded to other income.

The Company supplementally advises the Staff that the transactions referenced in the SEC’s comment present the sale of components that did not contain internally developed hardware or software technology to a non-affiliated, un-related party, Sammy Corporation. As described in Note 11 to the Audited Financials on page F-25, the related cost of goods sold is also included in Other Income. Since these components were purchased and resold promptly, the Company never carried them as inventory. The revenue and cost of goods sold are included in Other Revenue rather than Income from Operations because the goods sold did not include the Company’s technology and the sale of components is not the Company’s core business.  No refund or return rights existed.

Note 12 - Going Concern, page F-22

20.
Please revise to disclose more specific details of your viable plan of operations asrequired by FRC 607.02 to address the going concern issues, including your plans and expected time frame to complete the development of your products. In addition, quantify expected funding needs and indicate the expected sources of this funding. Additional disclosure should also be provided in Management's Discussion and Analysis.

In response to the SEC’s comment, the Company has revised both Management’s Discussion and Analysis or Plan of Operations – Plan of Operations on pages 14 and 15 and has addressed the SEC’s comment in Note 15- Going Concern to the Audited Financials on page F-27.

Note 13 - Related Party Transactions, page F-22

21.
Please revise to disclose the specific accounting treatment for the transfer of all membership interests in Numismatic Capital Group in exchange for shares of your common stock held by certain former officers and directors. In addition, tell us why this transaction that results in the transfer of all the assets of Diamond One to certain former officers and directors is not reflected in the pro forma financial statements included on pages F-25 through F-28.

The Company has addressed the SEC’s comment in Note 6 to the Audited Financials on page F-18.  In addition, the Company acknowledges the SEC’s comment regarding the inclusion of the transfer of all the assets of Diamond One, Inc. in the pro forma financial statements, but respectfully submits that the pro forma financial statements are no longer required to be included with Amendment No. 2.

Note 13 - Forward Triangular Merger, page F-23

22.
Please revise to clarify what you mean by the reference to forward triangular merger. The specific accounting treatment for this merger and the basis for this treatment should be c1early disclosed. For example, if this represents a reverse acquisition please disclose the specific accounting treatment and how the financial statements are presented after the merger. Refer to the requirements of SFAS 141.

The Company has addressed the SEC’s comment in Note 2 to the Audited Financials on page F-16.

Unaudited Interim Financial Statements as of July 31, 2006

General

23.	Please address the above comments in the interim financial statements to the extent applicable.

To the extent applicable, the Company has addressed the above comments in the Interim Financials consistent with its disclosure in the Notes to the Audited Financials.

24.
Please revise to include a statement of changes of stockholders' equity during the interim period. Clearly disclose the activity in stockholders' equity that reflects 65,474,999 incommon shares outstanding at July 31, 2006. The significant stock issuances during the interim period should be disclosed in the footnotes. Also, clarify what happened to the 14,255,400 shares of Diamond One common stock that was outstanding at January 31, 2006 and indicate whether the impact of the reverse merger on equity was carried back to the earliest period.

The Company acknowledges the SEC’s comment, but respectfully notes that it has not included a statement of changes in stockholders’ equity in the Interim Financials because the Company believes it is not required by Item 310 of Regulation S-B and the Company does not want to set an expectation on the part of its shareholders that it would include this statement in subsequent interim filings.

All significant stock issuances have been disclosed in Note 6 to the Unaudited Financials as well as in Note 8 – Stockholders’ Equity, pages F-20 and 21 to the Audited Financials.

On March 24, 2006, 8,000,000 of the 14,255,400 shares of Diamond One, Inc. common stock then outstanding were cancelled.  The remaining 6,255,400 shares were exchanged by Diamond One, Inc. shareholders for shares in the Company. On May 9, 2006, 1,000,000 of these shares were cancelled as part of the Option described in Note 6 to the Audited Financials on page F-18.   Therefore, 5,255,400 common share of Diamond One, Inc. outstanding at January 31, 2006 remained outstanding at July 31, 2006.  The Company has revised Note 8 to the Audited Financials on pages F-20 to 21 to reflect the cancellation of these shares

25.	Provide disclosure of the discontinued operations that are included in the financial statements for the six months ended July 31, 2006. Refer to the requirements of SFAS144.

The Company has addressed the SEC’s comment in Note 12 to the Audited Financials on page F-26.

Note 1 - Basis of Presentation, page F-33

26.
The reference to the third paragraph that the interim financial statements should beread in conjunction with the audited financial statements contained in the Form 10-KSB should be changed to reference the audited financial statements included in this filing.

The Company has addressed the SEC’s comment in Note 1 of the Interim Financials on page F-10.

Note 3 – Reorganization, page F-34

27.	Please tell us how you applied the provisions of SFAS 144 as it relates to your divestiture of Numismatic Capital Group, the former business of the registrant.

The Company supplementally advises the Staff that the divestiture of Numismatic Capital Group resulted in a net loss of approximately $7,600. Although the Company considers this transaction immaterial for a fair presentation of its financial position and results of operations, it has accounted for the transaction in accordance with paragraphs 41-44 of SFAS 144.

Note 5 - Stock Option Plan, page F-37

28.	Please tell us why the table of stock option activity begins at April 30, 2006 rather than at the beginning of the interim period.

The Company has addressed the SEC’s comment in Note 6 on page F-18 to the Interim Financials and Note 8 to the Audited Financial Statements on pages F-20 and 21 to indicate that the table of stock option activity begins at the beginning of the period.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement and Amendment No. 2.  Further comments or requests for information should be directed to the undersigned.  You can reach me at (650) 833-2009.

Very truly yours,

DLA Piper US LLP

By:  /s James M. Koshland

James M. Koshland
Jim.koshland@dlapiper.com

cc:           Jon McCaman, PureDepth, Inc.
Mike Pendergast, PureDepth, Inc.
Jenelle Cox, Esq.